UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ozon Holdings PLC

(Name of Issuer)

Ordinary Shares, nominal value $0.001 per share

American Depositary Shares, each of which represents one Ordinary Share, nominal value $0.001 per share

(Title of Class of Securities)

69269L104*

(CUSIP Number)

Baring Vostok Fund V Nominees Limited

Mr. Julian Timms,

1 Royal Plaza, Royal Avenue, St. Peter Port, Guernsey GY1 2HL, Channel Islands

+44 1481 713 843

with a copy to:

James C. Scoville, Esq.

Debevoise & Plimpton LLP

65 Gresham Street

London EC2V 7NQ

United Kingdom

+ 4420 7786 9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

*	The CUSIP number applies to the American Depositary Shares. No CUSIP number has been assigned to the Ordinary Shares.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69269L104
1.	NAMES OF REPORTING PERSON Baring Vostok Fund V Nominees Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, The Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 36,929,689
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 36,929,689

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,929,689
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.37% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excludes Ordinary Shares beneficially owned by other Reporting Persons as reported herein, beneficial ownership of which is disclaimed.
(2)

All percentage ownership of the Ordinary Shares by the Reporting Persons presented in this Schedule 13D assume an aggregate of 212,613,733 Ordinary Shares (including 8,400,000 Ordinary Shares issued to the Ozon Employee Benefit Trust under the Company’s equity incentive plans (the “EIPs”) in April 2021, which will be distributed to the EIPs participants upon vesting and the exercise of share-based awards) and 2 Class A shares issued and outstanding (including Ordinary Shares represented by American Depositary Shares (“ADSs”)).

CUSIP No. 69269L104
1.	NAMES OF REPORTING PERSON Baring Vostok Fund V Managers Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, The Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 36,929,689
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 36,929,689

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,929,689
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.37% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excludes Ordinary Shares beneficially owned by other Reporting Persons as reported herein, beneficial ownership of which is disclaimed.
(2)

All percentage ownership of the Ordinary Shares by the Reporting Persons presented in this Schedule 13D assume an aggregate of 212,613,733 Ordinary Shares (including 8,400,000 Ordinary Shares issued to the Ozon Employee Benefit Trust under the EIPs in April 2021, which will be distributed to the EIPs participants upon vesting and the exercise of share-based awards) and 2 Class A shares issued and outstanding (including Ordinary Shares represented by ADSs).

CUSIP No. 69269L104
1.	NAMES OF REPORTING PERSON Baring Vostok Ozon LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, The Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 30,712,750
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 30,712,750

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,712,750
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.45% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Excludes Ordinary Shares beneficially owned by other Reporting Persons as reported herein, beneficial ownership of which is disclaimed.
(2)

All percentage ownership of the Ordinary Shares by the Reporting Persons presented in this Schedule 13D assume an aggregate of 212,613,733 Ordinary Shares (including 8,400,000 Ordinary Shares issued to the Ozon Employee Benefit Trust under the EIPs in April 2021, which will be distributed to the EIPs participants upon vesting and the exercise of share-based awards) and 2 Class A shares issued and outstanding (including Ordinary Shares represented by ADSs).

CUSIP No. 69269L104
1.	NAMES OF REPORTING PERSON Baring Vostok Ozon (GP) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, The Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 30,712,750
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 30,712,750

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,712,750
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.45% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Excludes Ordinary Shares beneficially owned by other Reporting Persons as reported herein, beneficial ownership of which is disclaimed.
(2)

All percentage ownership of the Ordinary Shares by the Reporting Persons presented in this Schedule 13D assume an aggregate of 212,613,733 Ordinary Shares (including 8,400,000 Ordinary Shares issued to the Ozon Employee Benefit Trust under the EIPs in April 2021, which will be distributed to the EIPs participants upon vesting and the exercise of share-based awards) and 2 Class A shares issued and outstanding (including Ordinary Shares represented by ADSs).

CUSIP No. 69269L104
1.	NAMES OF REPORTING PERSON Baring Vostok Ozon Managers Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, The Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 30,712,750
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 30,712,750

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,712,750
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.45% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excludes Ordinary Shares beneficially owned by other Reporting Persons as reported herein, beneficial ownership of which is disclaimed.
(2)

All percentage ownership of the Ordinary Shares by the Reporting Persons presented in this Schedule 13D assume an aggregate of 212,613,733 Ordinary Shares (including 8,400,000 Ordinary Shares issued to the Ozon Employee Benefit Trust under the EIPs in April 2021, which will be distributed to the EIPs participants upon vesting and the exercise of share-based awards) and 2 Class A shares issued and outstanding (including Ordinary Shares represented by ADSs).

CUSIP No. 69269L104
1.	NAMES OF REPORTING PERSON BV Special Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, The Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 1,066,666
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,066,666
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,066,666
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒ (1)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.50% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excludes Ordinary Shares beneficially owned by other Reporting Persons as reported herein, beneficial ownership of which is disclaimed.
(2)

All percentage ownership of the Ordinary Shares by the Reporting Persons presented in this Schedule 13D assume an aggregate of 212,613,733 Ordinary Shares (including 8,400,000 Ordinary Shares issued to the Ozon Employee Benefit Trust under the EIPs in April 2021, which will be distributed to the EIPs participants upon vesting and the exercise of share-based awards) and 2 Class A shares issued and outstanding (including Ordinary Shares represented by ADSs).

CONTINUATION PAGES TO SCHEDULE 13D

Explanatory Note:

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D of Ozon Holdings PLC (the “Issuer”) initially filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2020 (the “Schedule 13D”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

This Amendment No. 1 is being filed by the Reporting Persons to report an update of the beneficial ownership percentage of the Reporting Persons resulting solely from an increase in the number of issued Ordinary Shares. Amendment No. 1 also reflects the entry into a lock-up agreement on substantially the same terms as the Lock-up Agreement (as defined below) entered into in connection with the Issuer’s Initial Public Offering but with a new term, and to reflect certain changes in the directors of certain of the Reporting Persons.

Except as specifically provided herein, this Amendment No. 1 does not modify or amend any of the information previously reported in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

Item 2 is hereby amended by amending Schedule A to make certain changes to the directors of certain of the Reporting Persons in the form attached as Schedule A hereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated in its entirety as follows:

(a) Answers to Item 5(a) of this Schedule 13D are stated in Schedule B hereto, which is incorporated herein by reference.

(b) Answers to Item 5(b) of this Schedule 13D are stated in Schedule B hereto, which is incorporated herein by reference.

(c) Except as disclosed in this Statement, the Reporting Person has not effected any transaction in Ordinary Shares during the past sixty (60) days.

(d) n/a

(e) n/a

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to amend and restate the disclosure under the heading, “Lock-Up Agreement”, as follows:

Lock-up Agreement

BVFVNL, Ozon LP and BVSIL are parties to a lock-up agreement, in substantially the same form attached as Annex I to the Underwriting Agreement, dated November 23, 2020, between the Issuer and the Underwriters named therein (the “Lock-up Agreement”), in which they have agreed with the underwriters that they and their affiliates will not offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ADSs or such other securities for a period of 180 days after the date of the Prospectus, subject to certain exceptions, without the prior written consent of the representatives of the underwriters. The Lock-up Agreement provides that if the shareholder is released from the restrictions contained in its Lock-up Agreement, the same percentage of the ADSs held by each other person subject to a lock-up will be released on the same terms.

The foregoing description of the Lock-up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-up Agreement, the form of which has been filed as an exhibit and incorporated herein by reference.

On May 18, 2021, BVFVNL, Ozon LP and BVSIL entered into a lock-up agreement in connection with the proposed sale by certain shareholders of the Issuer of ADSs. The lock-up agreement is on substantially the same terms as the Lock-Up Agreement, but with a term ending 90 days following the date of the agreement.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended to add the following exhibit:

Exhibit Number	Description of Exhibit

99.5	Joint Filing Agreement, dated May 28, 2021, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2021

BARING VOSTOK FUND V NOMINEES LIMITED

By:	/s/ Julian Timms
Name: Julian Timms
Title: Director

BARING VOSTOK FUND V MANAGERS LIMITED

By:	/s/ Julian Timms
Name: Julian Timms
Title: Director

BARING VOSTOK OZON MANAGERS LIMITED

By:	/s/ Julian Timms
Name: Julian Timms
Title: Director

BARING VOSTOK OZON L.P.

By:	/s/ Julian Timms
Name: Julian Timms
Title: Director, Baring Vostok Ozon Managers Limited
On behalf of Baring Vostok Ozon Managers Limited acting as general partner of Baring Vostok Ozon (GP) L.P. acting as general partner of Baring Vostok Ozon, L.P.

BARING VOSTOK OZON (GP) L.P.

By:	/s/ Julian Timms
Name: Julian Timms
Title: Director, Baring Vostok Ozon Managers Limited

On behalf of Baring Vostok Ozon Managers Limited acting as general partner of Baring Vostok Ozon (GP) L.P.

BV SPECIAL INVESTMENTS LIMITED

By:	/s/ Julian Timms
Name: Julian Timms
Title: Director

SCHEDULE A

The business address for each of the persons listed below is c/o 1 Royal Plaza, Royal Avenue, St. Peter Port, Guernsey GY1 2HL, and the business telephone of each such person is +44 1481 713 843.

Baring Vostok Fund V Nominees Limited

Name	Title/Principal Occupation or Employment	Citizenship

Mr. Julian Timms	Director	UK (Bailiwick of Guernsey)

Ms. Gillian Newton	Director	UK (Bailiwick of Guernsey)

Mr. Andrey Costyashkin	Director	Russia

Baring Vostok Fund V Managers Limited

Name	Title/Principal Occupation or Employment	Citizenship

Mr. Andrey Costyashkin	Director	Russia

Mr. Julian Timms	Director	UK (Bailiwick of Guernsey)

Ms. Holly Nielsen	Director	USA

Mr. Gabbas Kazhimuratov	Director	Russia

Ms. Gillian Newton	Director	UK (Bailiwick of Guernsey)

The business address for each of the persons listed below is c/o 1st & 2nd Floors, Elizabeth House, Les Ruettes Brayes, St Peter Port, Guernsey GY1 1EW, Channel Islands, and the business telephone of each such person is +44 1481 700300.

Baring Vostok Ozon Managers Limited

Name	Title/Principal Occupation or Employment	Citizenship

Mr. Julian Timms	Director	UK (Bailiwick of Guernsey)

Ms. Holly Nielsen	Director	US

Ms. Gill Newton	Director	UK (Bailiwick of Guernsey)

Mr. Andrey Costyashkin	Director	Russia

Mr. Gabbas Kazhimuratov	Director	Russia

The business address for each of the persons listed below is c/o 1st & 2nd Floors, Elizabeth House, Les Ruettes Brayes, St Peter Port, Guernsey GY1 1EW, Channel Islands, and the business telephone of each such person is +44 1481 737218.

BV Special Investments Limited

Name	Title/Principal Occupation or Employment	Citizenship

Mr. Andrey Costyashkin	Director	Russia

Mr. Julian Timms	Director	UK (Bailiwick of Guernsey)

Ms. Gillian Newton	Director	UK (Bailiwick of Guernsey)

SCHEDULE B

Ordinary Shares
(a) Amount beneficially owned
Baring Vostok Fund V Nominees Limited	36,929,689
Baring Vostok Fund V Managers Limited	36,929,689
Baring Vostok Ozon LP	30,712,750
Baring Vostok Ozon (GP) L.P.	30,712,750
Baring Vostok Ozon Managers Limited	30,712,750
BV Special Investments Limited	1,066,666

(b) Percent of class
Baring Vostok Fund V Nominees Limited	17.37%
Baring Vostok Fund V Managers Limited	17.37%
Baring Vostok Ozon LP	14.45%
Baring Vostok Ozon (GP) L.P.	14.45%
Baring Vostok Ozon Managers Limited	14.45%
BV Special Investments Limited	0.50%

(c) Number as to which such person has
(i) Sole power to vote or to direct the vote
Baring Vostok Fund V Nominees Limited	0
Baring Vostok Fund V Managers Limited	0
Baring Vostok Ozon LP	0
Baring Vostok Ozon (GP) L.P.	0
Baring Vostok Ozon Managers Limited	0
BV Special Investments Limited	1,066,666

(ii) Shared power to vote or to direct the vote
Baring Vostok Fund V Nominees Limited	36,929,689
Baring Vostok Fund V Managers Limited	36,929,689
Baring Vostok Ozon LP	30,712,750
Baring Vostok Ozon (GP) L.P.	30,712,750
Baring Vostok Ozon Managers Limited	30,712,750
BV Special Investments Limited	0

(iii) Sole power to dispose or to direct the disposition of
Baring Vostok Fund V Nominees Limited	0
Baring Vostok Fund V Managers Limited	0
Baring Vostok Ozon LP	0
Baring Vostok Ozon (GP) L.P.	0
Baring Vostok Ozon Managers Limited	0
BV Special Investments Limited	1,066,666

(iv) Shared power to dispose or to direct the disposition of
Baring Vostok Fund V Nominees Limited	36,929,689
Baring Vostok Fund V Managers Limited	36,929,689
Baring Vostok Ozon LP	30,712,750
Baring Vostok Ozon (GP) L.P.	30,712,750
Baring Vostok Ozon Managers Limited	30,712,750
BV Special Investments Limited	0

Explanatory Note:

Includes 30,712,750 Ordinary Shares directly held by Ozon LP; 36,929,688 Ordinary Shares (including ADSs representing Ordinary Shares) directly held by BVFVNL, a nominee company holding in trust for each of the three limited partnerships comprising the Fund V Funds and other BV affiliated entities; and 1,066,666 ADSs representing Ordinary Shares directly held by BVSIL. Also includes one Class A share held by BVFNL in trust for the Fund V Funds with an agreement that BVFVML will consult with Ozon LP prior to exercising its rights under the Class A Share. Voting and investment control over the securities directly held by Ozon LP is exercised by the board of directors of BVOML as the general partner to Baring Vostok Ozon (GP) L.P., who is the general partner to Ozon LP. Each member of the board of directors of BVOML disclaims beneficial ownership of the securities directly held by Ozon LP. Voting and investment control over the securities directly held by BVFVNL and the Fund V Funds and other BV affiliated entities through BVFVNL is exercised by the board of directors of BVFVML as the general partner to Baring Vostok Fund V (GP) L.P. and Baring Vostok Fund V Supplemental Fund (GP) L.P., who are the general partners to BVPEFV and the Supp Fund, respectively as well as the board of directors of BVFVML under similar arrangements in the case of the other BV affiliated entities. Each member of the board of directors of BVFVML disclaims beneficial ownership of the securities directly held by the Fund V Funds and BVFVNL on behalf of such other BV affiliated entities. Voting and investment control over the securities directly held by BVSIL is exercised by the board of directors of BVSIL. Each member of the board of directors of BVSIL disclaims beneficial ownership of the securities directly held by BVSIL. Baring Vostok Capital Partners Group Limited (“BVCPGL”), a limited liability company incorporated under the laws of and registered in Guernsey, acts as investment advisor to BVOML, BVFVML and other Baring Vostok fund management entities. BVCPGL as investment advisor to BVOML and BVFVML has no voting or investment control over the securities directly held by Ozon LP, the Fund V Funds, BVSIL or through BVFVNL. BVOML and BVFVML make decisions based on recommendations of investment committees appointed in respect of each of Ozon LP and Fund V Funds, respectively. BVCPGL disclaims beneficial ownership of the ordinary shares held by each such fund. Each of Ozon LP, BVFVNL, the Fund V Funds, the respective general partners of each such fund, the directors of each such general partner and BVSIL disclaims beneficial ownership of the ordinary shares beneficially owned or deemed beneficially owned by each of the other such persons.